MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

82-1961

04012829

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

RECEIVED
FEB 11 2004
181

06 February 2004

SUPPL

Dear Sirs

Marks and Spencer Group p.l.c.

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

L. Foster

p.p. LESLEY BROWNETT
Deputy Secretary
+44 20 7268 6502

dw 2/17

MARKS &
SPENCER

press release

Issued: Friday 6 February 2004

RESIGNATION OF MARKS & SPENCER NON-EXECUTIVE DIRECTOR

Marks and Spencer Group plc is announcing that in view of her increasing commitments to London's bid for the Olympic Games for 2012, Barbara Cassani has resigned from the Board as a Non-Executive Director, with effect from 30 April 2004.

Luc Vandevelde, Chairman said: "I am sorry that Barbara has decided to leave the Board, but I fully understand her desire to concentrate solely on bringing the Olympics to Britain in 2012. Marks & Spencer would not wish to distract her in any way from such an important cause and my colleagues on the Board join me in wishing her success and thank her for her contribution."

Barbara Cassani said: "Whilst I would have liked to stay longer at Marks & Spencer, I do not believe I am able to give the role of Non-Executive Director the attention it deserves without it affecting my focus on the task of leading the Olympic bid."

Ends

For further information, please contact:

Sue Sadler	Corporate Press Office	020 7268 8642
Lisa Attenborough	Corporate PR	020 7268 6166